Exhibit 99.2

4040 MacArthur Blvd., Suite 300 Newport Beach, CA 92660 Tel: (949) 251-0444 Fax: (949) 251-0888	John R. Saunders President

July 11, 2023

VIA EMAIL

Members of the Board of Trustees

Pennsylvania Real Estate Trust

c/o Mr. Joseph Coradino

Dear Board Members:

As you know, I am your largest common shareholder, with just under 10%, and am a significant holder of your preferred stock. I want you to know that I was dismayed and am extremely disappointed by the response of PREIT management and the Board of Trustees to the shareholder vote at the recent annual meeting. I wasn’t at all surprised to learn that a decisive majority agrees with me that the incumbent Trustees who were up for reelection should be replaced. I have read the open letter to shareholders dated June 15 written by Trustees Swan and Hart, as well as the response by you and Trustee DeMarco. Although your press release response doesn’t clearly explain the “Guideline” process you claim to have satisfied, it seems that you simply chose to disregard the will of the company’s owners while purporting to follow the company’s governing documents. Basically, I share the views of Messrs. Swan and Hart, but their open letter doesn’t go far enough.

         Over the last 5 years, the vast majority of the shareholders’ asset value has been lost, yet management and the Board continue to pay themselves handsomely. The Board seems content to let the company drift until it inevitably falls into the hands of its creditors, leaving little or nothing for the shareholders. This is not in the best interests of the shareholders, and the Trustees should resign (again) immediately. In fact, it is past time to do so.

Members of the Board of Trustees

July 11, 2023

The power to choose Trustees is vested in the shareholders, not the Trustees themselves. Parsing the relevant documents to evade their obvious intent and relying on a legal opinion to defend your actions doesn’t change that. I’m surprised that the outside Trustees aren’t more concerned with personal liability than they apparently are.

Messrs. Swann and Hart are the only Trustees who have the confidence of a majority of the shareholders. I urge you to work with them to install a new slate of Trustees as soon as possible, but not later than 30 days from today. I have invested a lot of money into PREIT, and I feel that any other action would be unconscionable and unacceptable.

Sincerely, /s/ John Saunders John Saunders